Exhibit 4

Trading Data for CapGen Capital Group II LP

Reporting Person	Date	Buy/ Sell	No. of Shares	Price/ share	Where/ How Effected	Security
CapGen Capital Group II LP	2/6/2015	Sell	24,678	47.0303	Open Market/Broker	Common Stock
CapGen Capital Group II LP	2/13/2015	Sell	59,057	47.0303	Open Market/Broker	Common Stock
CapGen Capital Group II LP	2/17/2015	Sell	8,230	47.0303	Open Market/Broker	Common Stock